Exhibit 12.1

REALTY INCOME CORPORATION
STATEMENTS RE COMPUTATION OF RATIOS
( dollars in thousands )

	Years ended December 31,
	2011	2010	2009	2008	2007

Fixed charges:
Interest	$103,229	$89,349	$81,860	$90,083	$61,640
Amortization of fees	5,072	3,888	3,668	3,873	2,691
Interest capitalized	438	10	5	92	993
Fixed charges	$108,739	$93,247	$85,533	$94,048	$65,324

Income from continuing operations	$151,137	$120,734	$118,855	$108,181	$119,872
Plus fixed charges	108,739	93,247	85,533	94,048	65,324
Less interest capitalized	(438)	(10)	(5)	(92)	(993)

Earnings from continuing operations
before fixed charges	$259,438	$213,971	$204,383	$202,137	$184,203
Divided by fixed charges	$108,739	$93,247	$85,533	$94,048	$65,324

Ratio of earnings from continuing
operations to fixed charges	2.4	2.3	2.4	2.1	2.8

Ratio of earnings from continuing
operations to combined fixed charges
and preferred stock dividends	2.0	1.8	1.9	1.7	2.1

Preferred stock dividends	$24,253	$24,253	$24,253	$24,253	$24,253